UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TOROTEL, INC.
(Exact Name of Registrant as Specified in Charter)

MISSOURI	1-8125	44-0610086
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

620 N. Lindenwood Dr. Olathe, KS	66062
(Address of Principal Executive Offices)	(Zip Code)

H. James Serrone	(913) 747-6111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure

Torotel, Inc. (herein referred to as “Torotel,” “we,” “us” or “our”) evaluated its current product lines and determined that certain products manufactured by our subsidiaries during the calendar year ended December 31, 2013 (the “Covered Period”), contained certain amounts of tin, tungsten, tantalum and/or gold (collectively, “3TG”) which were necessary to the functionality or production of such products (collectively, the “Affected Conflict Minerals”). Based on that determination, as required by Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 promulgated thereunder, we performed a reasonable country of origin inquiry with our suppliers regarding the Affected Conflict Minerals that was reasonably designed to determine whether any of the Affected Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Based on our reasonable country of origin inquiry, we have no reason to believe that any of the Affected Conflict Minerals originated within the Covered Countries.

Conflict Minerals Disclosure

Torotel and its subsidiaries specialize in the custom design and manufacture of a wide variety of precision magnetic components, consisting of transformers, inductors, reactors, chokes, toroidal coils, high voltage transformers, dry-type transformers, and electro-mechanical assemblies.

We conducted an analysis of the products manufactured by our subsidiaries during the calendar year ended December 31, 2013 and determined that certain of such products contained 3TG content that is necessary to the functionality or production of such products. However, based on our reasonable country of origin inquiry, we have no reason to believe that the Affected Conflict Minerals originated within the Covered Countries.

In order to conduct our reasonable country of origin inquiry, we surveyed our suppliers using the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). We required each of our direct suppliers that provide products to us that contain Affected Conflict Minerals to complete the Template and additionally required our direct suppliers to require the same of each of their direct suppliers. Each of the completed Templates from our direct suppliers stated that the 3TG content supplied to us by such suppliers originated outside the Covered Countries.

The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials to a company’s supply chain. The Template includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in a company’s products, as well as supplier due diligence.

We believe that seeking information about 3TG smelters and refiners in our supply chain through usage of the Template represents the most reasonable effort we can make to determine the applicable mines or locations of origin of the Affected Conflict Minerals.

The information disclosed above, as well as our conflict minerals sourcing policy may be found on our website at www.torotelinc.com under "Corporate Governance."

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOROTEL, INC.

By:	/s/ H. James Serrone
H. James Serrone
Vice President of Finance and
Chief Financial Officer

  Date: May 30, 2014

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